Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc. (formerly HashChain Technology Inc.)

18 King Street East, Suite 902

Toronto, ON M5C 1C4

Item 2 Date of Material Change

January 12, 2022

Item 3 News Release

The press release attached as Schedule “A” was released on January 12, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

January 12, 2022

SCHEDULE “A”

DIGIHOST REPORTS A RECORD 172 BITCOINS MINED IN Q4 2021 IN ADDITION
TO A 328% INCREASE IN Q4 Y/Y BITCOIN PRODUCTION AND ANNOUNCES
RESTATEMENT OF Q3 2021 FINANCIAL STATEMENTS

Toronto, ON – January 12, 2022 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq: DGHI; TSXV: DGHI), an innovative North American based Bitcoin self-mining company, is pleased to provide unaudited Bitcoin (“BTC”) production updates for the quarter and month ended December 31, 2021. All amounts are expressed in USD unless otherwise indicated.

Year-Over-Year Quarterly Comparison

The Company mined approximately 108.11 more BTC in Q4 2021, compared to Q4 2020, representing an increase of approximately 168%. Using the December 31, 2021 and December 31, 2020 closing BTC prices (from CoinDesk), the value of the Company’s BTC mined in Q4 2021 increased by approximately $6.6 million, or 328% compared to Q4 2020.

Figure 1. Year-over-year Quarterly BTC Production

	Q4 2020	Q4 2021	QoQ Increase
Mined BTC	64.27	172.38	108.11
Approximate BTC value	$29,002	$46,306	$17,305
Value	$1,863,959	$7,982,228	$6,118,270

Production Highlights for December 2021

●	Mined 61.53 BTC during the month, increasing total holdings to 631.86 BTC valued at approximately $29.3 million as of December 31, 2021, based on a BTC price of $46,306.

●	Total Ethereum (“ETH”) holdings of 1,000.89 ETH valued at approximately $3.7 million as of December 31, 2021, based on an ETH price of $3,683.

●	Total digital asset inventory value consisting of BTC and ETH of approximately $33 million as of December 31, 2021.

●	Year-to-date deposits of approximately $34.5 million on equipment and infrastructure targeted to be installed in Q1 2022 pertaining to the Company’s BTC mining operations.

●	During the month of December, the Company received 2,480 new, technologically advanced, high-performance M30 BTC miners (the “Miners”) for use in its mining operations.

●	The Company’s current hashrate was approximately 415PH at December 31, 2021 and is expected to increase to approximately 1.2EH by the end of Q1 2022.

Bitcoin Mining Update

For the 12-month period ended December 31, 2021, the Company’s mining fleet produced 520.63 BTC, with production broken down as follows:

●	Quarter 1, 2021: 105.26 BTC
o	January: 33.70
o	February: 35.02
o	March: 36.54

●	Quarter 2, 2021: 109.97 BTC
o	April: 37.52
o	May: 34.26
o	June: 38.19

●	Quarter 3, 2021: 133.02 BTC
o	July: 51.28
o	August: 44.07
o	September: 37.67

●	Quarter 4, 2021: 172.38 BTC
o	October: 41.84
o	November: 69.01
o	December: 61.53

Year-Over-Year Monthly Comparison

The Company mined approximately 35.15 more BTC in December 2021, compared to December 2020, representing an increase of approximately 133%. Using the December 31, 2021 and the December 31, 2020 closing BTC prices (from CoinDesk), the value of the Company’s BTC mined in December 2021 increased by approximately $2.3 million, or 455%, over December 2020.

Figure 2. Year-over-year Monthly BTC Production

	Dec-20	Dec-21	MoM Increase
Mined BTC	26.38	61.53	35.15
Approximate BTC value	$29,002	$46,306	$17,305
Value	$513,220	$2,849,208	$2,335,988

Quarter-Over-Quarter Comparison

The Company mined an additional 39.36 BTC during Q4 2021 compared to Q3 2021, representing an increase of 30%. Based on December 31, 2021 and September 30, 2021 closing BTC prices (from CoinDesk), the value of the Company’s BTC mined in Q4 2021 increased by approximately $2.2 million, or 37%, quarter over quarter.

Figure 3. Quarter-over-quarter BTC Production

	Q3 2021	Q4 2021	QoQ Increase
Mined BTC	133.02	172.38	39.36
Approximate BTC value	$43,791	$46,306	$2,516
Value	$5,825,079	$7,982,228	$2,157,149

Corporate Updates for December 2021

●	As announced by the Company in a press release on May 12, 2021, the Company previously agreed to purchase approximately 10,000 new Miners from Northern Data AG. As of December 31, 2021, approximately 6,500 of those Miners had been received. The remaining Miners from that order are expected to arrive at Digihost’s data center over the course of the next two months in the following tranches:
o	2,000 in January 2022
o	1,400 in February 2022

●	Digihost continues to participate in demand response programs in New York State to reduce marginal carbon emissions at its facility.

●	The Company’s strategic co-mining agreement with Bit Digital USA, Inc (“BTBT) (Nasdaq: BTBT) is in process, with expected completion of the deployment of BTBT miners in Digihost’s premises by the end of Q2 2022.

●	The Company executed a 99-year ground lease of its mining farm.

●	A portion of the Miners received during Q4 2021 were related to the Company’s Miner Lease Agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the Miners put in service pursuant to that lease agreement. 100% of the Miners subject to that lease agreement are expected to be in service by the end of Q1 2022.

●	As announced in a March 24, 2021 press release, the Company previously signed a binding agreement for the purchase of a 60 MW power plant located in the State of New York. As of December 31, 2021, Digihost had received all planning board permits and compliance approvals required to ramp up the facility build-out, with an expected completion timeframe of mid-February 2022. The Company is currently continuing to wait for final Public Service Commission approval of the power plant acquisition.

Management Commentary

Michel Amar, the Company’s CEO, stated: “The final quarter of 2021 proved to be an extremely productive quarter for our mining operations, as we increased our Bitcoin production by 30% over the prior quarter. We finished the year by mining the single highest amount of Bitcoin mined by the Company in any given quarter in the Company’s history, and, with shipments of our previously purchased miners accelerating over the coming months, we expect our Bitcoin production to continue to increase as we scale up our operations.”

Restatement of Interim Financial Statements

The Company also announces a restatement and reissue of its interim unaudited financial statements for the three and nine months ended September 30, 2021 (the “Amended Interim Statements”), as well as a restatement and reissue of the accompanying MD&A for the three and nine months ended September 30, 2021 (the “Amended MD&A”). The Amended Interim Statements and Amended MD&A are available under the Company’s profile on www.sedar.com.

As a result of a reassessment of existing timing differences (in connection with a review of the Company’s financial statements by the Company’s independent auditors), management determined that a deferred tax provision of $1,498,085 should be recorded as an expense for Q3 2021, increasing the Company’s total long-term deferred tax liability to $2,073,709 at quarter end. The Company’s deferred tax balance relates primarily to timing differences between accounting and tax reporting related to the recording of depreciation expense on the Company’s property, plant, and equipment, unrealized gains and losses on digital currencies and share based compensation. The deferred tax provision recorded by the Company in the Amended Interim Statements is a non-cash charge for fiscal 2021 and is recorded on the Company’s balance sheet as a long-term, deferred tax liability. This deferred tax provision is an estimate of potential future taxes payable with the timing of payment being indeterminable as of September 30, 2021.

The Company has sufficient tax attributes available to offset taxable income generated during the nine month period ended September 30, 2021.

As a result of the updates to the Amended Interim Statements, the Company had a net loss of $771,154, compared to the previously reported net income of $762,931, for the three months ended September 30, 2021, and had a net loss of $977,046, compared to the previously reported net income of $521,039, for the nine months ended September 30, 2021. Furthermore, at September 30, 2021, total liabilities were $7,501,696, rather than the previously reported $5,493,626, and total shareholders’ equity was $66,978,402, rather than the previously reported $68,986,473. The restatements had no impact on the Company’s record revenue from digital currency mining, gross profit, operating income, EBITDA or adjusted EBITDA for both the three and nine months ended September 30, 2021, on the Company’s cash flows for the nine months ended September 30, 2021 or on the Company’s cash or total assets at September 30, 2021.

For more information, please refer to Note 3 and Note 19 of the Amended Interim Statements, where the change is described, as well as the entirety of the Amended Interim Statements and the Amended MD&A.

Grant of Restricted Share Units

The Company also announces the grant of restricted share units (“RSUs”) to certain officers, directors, management, key consultants and employees of the Company.

The Company granted an aggregate of 1,424,250 RSUs pursuant to the Company’s Restricted Share Unit Plan. Each RSU entitles the holder thereof to receive one subordinate voting share of the Company. The RSUs will vest in three equal tranches, on January 4, 2023, 2024 and 2025.

About Digihost Technology Inc.

Digihost is a growth-oriented blockchain technology company primarily focused on Bitcoin mining. Through its self-mining operations and joint venture agreements, the Company is currently hashing at a rate of approximately 415PH with plans to expand to a hashrate of 3.6 EH by the end of 2022.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

Email: michel@digihostblockchain.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under U.S. and Canadian securities laws. Forward-looking information in this news release includes information about hashrate and infrastructure expansion, diversification of operations, potential further improvements to profitability and efficiency across mining operations, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results, performance or achievements to differ materially from those described in such forward-looking information include, but are not limited to: continued effects of the COVID19 pandemic may have a material adverse effect on the Company’s performance as supply chains are disrupted and prevent the Company from operating its assets; the ability to establish new facilities for the purpose of cryptocurrency mining; receipt of Public Service Commission approval or other regulatory or board approvals; the ability to establish new facilities for the purpose of research & development; a decrease in cryptocurrency pricing, volume of transaction activity or, generally, the profitability of cryptocurrency mining; delivery of mining rigs for self-mining and for hosting may not be realized in the number anticipated, or at all, or on the schedule anticipated, and resulting hashing power may materially differ from that anticipated; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; risks related to the Company’s restatement of its financial statements as discussed in this release (including, without limitation, potential inquiries from regulators and the potential adverse effect on the price of the Company’s subordinate voting shares) and other risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedar.com. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein. Except as expressly required by applicable securities laws, the Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, changed circumstances or future events or for any other reason.